Exhibit (a)(1)

RUSSELL INVESTMENT FUNDS

AMENDMENT TO THIRD AMENDED AND RESTATED

MASTER TRUST AGREEMENT

Regarding Update to Article III

AMENDMENT NO. __ to the Third Amended and Restated Master Trust Agreement dated December 7, 2020 (referred to herein as the “Agreement”), done this                  day of                 , 202 , by the Trustees under such Agreement

WITNESSETH:

WHEREAS, Section 7.3 of the Agreements provides that the Agreement may be amended by the Trustees;

WHEREAS, the Trustees wish to reflect the role of Vice Chairman of a Committee in the Agreement;

NOW, THEREFORE, the Trustees hereby make the following revisions to the Agreement.

1.	AMENDMENT OF ARTICLE III

Section 3.2 Powers of Trustees.

The following replaces the last bullet of the third paragraph:

“in general delegate to any Chairman, Vice Chairman, to any officer of the Trust, to any committee of the Trustees (including any Chairman and/or Vice Chairman thereof) and to any employee, adviser, administrator, distributor, depositary, custodian, transfer and dividend disbursing agent, or any other agent or consultant of the Trust such authority, powers, functions and duties as they consider desirable or appropriate for the conduct of the business and affairs of the Trust, including without implied limitation the power and authority to act in the name of the Trust and of the Trustees, to sign documents and to act as attorney-in-fact for the Trustees. In construing the provisions of this Declaration of Trust, the presumption shall be in favor of a grant of power to the Trustees.”

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the day and year first above written. This instrument may be executed in one or more counterparts, all of which shall together constitute a single instrument.

Vernon Barback	Katherine W. Krysty

Kristianne Blake	Jeremy May

Michelle Cahoon	Jeannie Shanahan

Michael Day	Raymond P. Tennison

Julie Dien Ledoux	Jack R. Thompson